

Mail Stop 3561

May 3, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Kevin M. Farr
Chief Financial Officer
333 Continental Boulevard
El Segundo, California 90245-5012

  Re: **Mattel, Inc.**
    Form 10-K for the fiscal year ended December 31, 2010
    Filed February 24, 2011
    File No. 001-05647

Dear Mr. Farr:

  We have reviewed your response letter dated April 21, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-Q for the quarter ended March 31, 2011</u>

<u>Note 22. Contingencies</u>

We note your disclosure that in April 2011, the jury reached verdicts on the remaining claims by MGA and ruled against Mattel on its claims for ownership of Bratz-related works, for copyright infringement, and for misappropriation of trade secrets. The jury ruled for MGA on its claim of trade secret misappropriation as to 26 of its claimed trade secrets and awarded $88.5 million in damages. We further note your disclosure that Mattel does not believe that it is probable that any of the damages awarded to MGA will be sustained based on the evidence presented at trial and, accordingly, a liability has not been accrued for this matter. Please provide us more details as to why you believe it is not appropriate to record any liability related to this matter, especially in light of the fact that it appears the judge may also award exemplary damages which are in addition to the compensatory damages of $88.5 million. Please refer to the guidance in ASC 450-20-25-2.

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You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Otherwise, please contact me at (202) 551-3813.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(310) 252-3671